S.E.C. Release No. 34700

Investment Company Act of 1940

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF MERRILL LYNCH CORPORATE DIVIDEND FUND, INC, et al.
100 Bellevue Parkway
Wilmington, DE 19809

812–5867

September 13, 2022

ORDER UNDER SECTION 38(a) OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT") RESCINDING A PRIOR ORDER

On August 17, 2022 the Commission issued a notice (Investment Company Act Release No. 34678) of its intention to rescind, pursuant to section 38(a) of the Investment Company Act of 1940 (the "Act"), a prior order issued to Merrill Lynch Corporate Dividend Fund, Inc., Merrill Lynch Corporate Bond Fund, Inc., Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch Federal Securities Trust, Merrill Lynch Asset Management, Inc. ("MLAM"), Fund Asset Management, Inc. ("FAMI"), and any other registered investment companies advised at the time of the notice, or which in the future may be advised, by MLAM or FAMI, and which may engage in the trading activities described in the application, under section 6(c) of the Act that granted exemptions from sections 18(f)(1) and 17(f) of the Act (Investment Company Act Release No. 14462 (Apr. 9, 1985)) (the "Prior Order").

The notice gave interested persons an opportunity to request a hearing and stated that an order rescinding the Prior Order would be issued unless a hearing was ordered. No request for a hearing has been filed.

Accordingly,

IT IS ORDERED, pursuant to section 38(a) of the Act, that the Prior Order be, and hereby is, rescinded.


By the Commission,


J. Matthew DeLesDernier

Deputy Secretary